October 7, 2004

By Facsimile and U.S. Mail

John J. Spidi, Esq.
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, DC 20005

	Re:	Wells Financial Corporation
		Schedule TO-I/ 13E-3
		Filed September 28, 2004

Dear Mr. Spidi:

	We have the following comments on the above-referenced filing:

Schedule 13E-3

1. Revise to disclose the benefits and detriments of the transaction to the company, its affiliates, and each group of unaffiliated security holders, as required by Instruction 2 to
Item 1013 of Regulation M-A. Quantify the discussion to the extent practicable.

2. Please tell us how you intend to disseminate the revised offer. Also, it appears that the offer should remain open for 20 business days after dissemination of a revised document that includes responses to the comments below. Tell us your plans in this regard.

Offer to Purchase

Cover Page

3. Revise the cover page of the document to be disseminated to security holders to include the legend required by Rule 13e-
3(e)(1)(iii).

Summary

4. Revise page 5 of the summary term sheet to clarify that if this tender offer does not result in the company having fewer than 300 shareholders of record and you determine to engage in a reverse split, you will file an amended Schedule 13E-3 in connection with the reverse split and satisfy the timing, disclosure and dissemination requirements of Rule 13e-3 in connection with that transaction. We note the disclosure that Minnesota law would not require a shareholder vote to approve a reverse split. Clarify whether you intend to ask shareholders for a vote.

Background of the Offer, page 7

5. Revise to provide a summary of each report, opinion and/or appraisal the company received that is materially related to this transaction, as required by Item 1015 of Regulation M-A. File each item as an exhibit to the Schedule 13E-3 as required by Item 1016(c) of Regulation M-A.

6. Revise to disclose all material non-public information provided to the financial advisor, including financial forecasts and projections. We note the information mentioned here and in item (v) on page 15 where you summarize information considered by the financial advisor.

7. Clarify why the board did not choose a specific price, but rather determined to conduct the offer as a modified Dutch auction, particularly in light of the small percentage of outstanding shares sought in the offer and the relationship between the price range of the offer and the current and historical market prices.

Purposes of and Reasons for the Offer, page 10

8. Revise to provide a breakdown of the cost savings that you expect to achieve as a result of the going-private transaction.

9. We note that the company seeks to purchase only 13% of the outstanding shares in this going-private transaction, and that approximately 26,000 shares of the 150,000 shares sought in this offer are held in odd-lots, which would be accepted in full prior to allocating the offer among the remaining tenders. It appears that you should revise the summary term sheet to highlight the fact that shareholders who hold more than 100 shares and wish to tender into the offer may be subject to significant proration.. Also, revise the discussion on page 11, where you state that the offer provides shareholders with significant holdings the ability to obtain cash for their shares without disruption to the market to clarify that statement in light of the proration potential of this offer.

Fairness of the Offer, page 12

10. We note from the paragraph on page 12, which introduces the bulleted list of factors, that the list provided here is not complete. Revise to disclose all of the factors that the board considered in reaching its fairness determination.

11. The factors considered in determining fairness must be explained in enough detail for investors to understand them.
Conclusory statements or listing of generalized areas of consideration, such as "Our financial conditions and results of operations, including our earnings per share and capital levels . . . " are not acceptable. You will need to revise this section explain how each of the factors listed supports or does not support the fairness of the merger.

12. We note from page 12 that you intend to fund this offer using a dividend issued by your subsidiary band. The subsidiary bank appears to be an affiliate engaged in this Schedule 13E-3 transaction, and thus must file a Schedule 13E-3 and provide the disclosure required by that form to security holders.

13. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. See Q&A No. 20 in Exchange Act Release
No. 17719 (April 13, 1981). In this regard, we note that the board did not "place any significance on going concern value or liquidation value." If the board was aware of these values, then revise the document to disclose them. Also disclose the prior purchase prices considered by the board, and what consideration the board gave to those purchase prices. Furthermore, you should revise the document to explain why the board did not believe that these factors were appropriate indications of value. Also, revise the document to clarify what consideration the board gave to net book value and current and historical market prices. With respect to the latter, clarify why the board believes the offer is fair in light of the fact that the shares have traded at a premium to the offer price during the past two years, and highlight the higher sales prices.
Tell us what consideration you have given to disclosing more specific information regarding the trading activity (volume, sale price and dates) for the company`s stock.

14. We note that you address shareholders who will be cashed out in this transaction briefly on page 14. As this transaction will have different effects on different classes of unaffiliated security holders, you should revise your fairness discussion to provide a fairness determination with respect to each group of unaffiliated security holders, those who will be cashed out and those who will remain shareholders of the company. See Q&A No. 19 in Exchange
Act Release No. 17719 (April 13, 1981).

15. We note that the company`s stock has traded above the offer price range at some point during each of the first three quarters of this year, and that this offer is for a small percentage of the shares outstanding. Tell us what consideration the board gave, in making its fairness determination, to the relatively small size of the offer and the potential that many shareholders who wish to cash out their entire holding in the company may only be able to sell a portion of their shares in the offer due to proration, thus detracting from the voluntary nature of the offer.

Fairness Opinion of Financial Advisor, page 14

16. Revise page 16 to disclose the fifteen comparable thrift institutions considered by the financial advisor.

17. Revise to clarify how each analysis performed by the financial advisor supports (or does not support) the determination that the offer consideration is fair to shareholders.

18. Clarify how the "recent average trading price" was determined. For example, is it a weighted average?

19. We note that the financial advisor considered a peer group of both modified Dutch auction tender offers and reverse split transactions, as well as other transaction forms, in evaluating this transaction. Clarify how the comparable transactions were chosen. Clarify why the financial advisor determined that it was appropriate to compare this transaction to transactions that were not going-private transactions. Clarify how many of the going-private transactions were tender offers, how many were reverse split transactions, and how many were in another form. Identify the other forms of transactions. Provide the breakdown in premiums for all of these categories.

20. While you may provide appropriate clarification of
information, you cannot disclaim responsibility for information in the document. Revise page 17 to eliminate the statement that "you should not rely on these projections . . . ."

21. Disclose why the financial advisor chose the variables used in each analysis, where applicable. For example, in the discounted cash flow and terminal value analysis, disclose why the financial advisor used annual growth rates of 8 percent for income and 10 percent for dividends and used a 10% discount rate.

Federal Income Tax Consequences, page 22

22. Revise the concluding paragraph of this section to eliminate that statement that this discussion is "for general information only."

Procedures for Tendering Shares, page 29

23. On page 33 you state that you will return shares not accepted, not tendered into the offer or withdrawn "as soon as practicable." You must pay for or return all securities deposited into the offer promptly after expiration or withdrawal of the offer. See Rule 14e-1(c). Please revise the offer in this section, in Section 4, entitled "Purchase of Shares and Payment of Purchase Price," in the last paragraph of Section 5, and in paragraph 4 of the letter of transmittal accordingly.

Conditions of Our Offer, page 37

24. A tender offer may be conditions on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise the penultimate paragraph of this section to eliminate the reference "any action or inaction" by the bidder.

Information About Us and the Shares, page 40

25. Clarify the date of the annual report you incorporate by reference on page 46.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions